FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 30, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________

Name: Giorgio Spriano

Title: Head of Company Secretariat

Date: July 30, 2002

SANPAOLO IMI

SIGNS OF RECOVERY IN THE SECOND QUARTER

Fall in commissions compensated for by growth in other revenue items

Turin, 30 July 2002 - The Board of Directors of SANPAOLO IMI today approved the interim report of the Group for the second quarter of 2002. These are the first results to fully consolidate Cardine Banca, whose merger into Sanpaolo IMI had legal effect from 1 June, but tax and accounting effects from 1 January 2002[1].

In a very difficult market context the SANPAOLO IMI Group was able to balance the inevitable fall in commission flows with a growth in other income elements and realise an increase in all profit lines compared to first quarter of the year. The new business mix of the Group resulting from the merger with the Cardine Group - which has less exposure to market volatility and financial services and a greater component linked to traditional banking business - also contributed to this result.

- **Net interest and other banking income** in the second quarter was 1,902 million Euro, up on the 1,757 to March.
- **Operating income** rose to 704 million Euro compared to 604 in the first quarter.
- **Income before extraordinary items** was 504 million Euro, up on the 407 million in the first three months of 2002.
- Finally, **net income** in the second quarter was 324 million Euro, compared to first quarter 277 million Euro.

The change on the first quarter was not however sufficient to bring profit results to the levels of the same period of the previous year, which was marked by very different macroeconomic performances. The comparison of the first two quarters of 2002 with the six-month 2001 *pro forma* still shows negative changes but does show an improvement compared on an annual basis to the first quarter: the fall in net interest and other banking income moves from 6.8% to 5.5%, the fall in operating income is reduced from 18.0% to 14.8%, while the contraction in income before extraordinary items falls from 26.5% to 15.9%.

In further detail, the fall in **net commissions** (1.3% compared to the first quarter) is due to the asset management component and the fall in equity markets which led to a significant devaluation of funds under management and a recomposition of **customer financial assets** towards forms of investment with a lower equity content and lower profit margins.

However the Group's holding of its market share and capacity to react should be underlined: against a devaluation in the stock of **assets under management** of more than 7 billion Euro from the beginning of the year, the net inflow in the six months was approximately 1.5 billion Euro, thanks to the significant contribution from insurance (4.1 billion Euro in net premiums which confirms the Group's leadership in *bancassurance*) and positive fund inflows from the Cardine and Banco di Napoli networks. Funds under management at the end of June were

[1] *In order to give a consistent base of reference, the* pro forma *consolidated figures have been reconstructed for the whole of 2001 and the first quarter of 2002 and variations given refer to these.*

approximately 133 billion Euro. **Assets under administration** grew: the sector had a net flow of 4.3 billion Euro in the six months, largely due to the Sanpaolo Network and Banca Fideuram, which brought the total to 88.9 billion Euro. Altogether, against a negative trend and significant market volatility and a parallel growing need to protect savings, the Group replied on the one hand with insurance savings or guaranteed capital products, designed to lengthen the investment time horizon, and on the other with new liquidity management products.

Net interest income in the second quarter was 953 million Euro, up by 2.8% compared to the first three months (927 million Euro) thanks on the one hand to good performance in volumes, with a significant internal recomposition, and on the other to the stabilisation of rates and related spreads. In particular, direct deposits, 136.7 billion Euro - up by 0.9% from March, 1.4% from the beginning of the year and 4.5% on an annual basis - saw strong growth in short-term deposits, benefiting also from repatriated capital due to the tax amnesty ("scudo fiscale"). Loans to customers, approximately 124 billion Euro and down slightly (-1.7 against March and –0.8% against the beginning of the year), instead saw a significant progress in medium- and long-term loans and, in particular, retail domestic mortgages and financings to public bodies or infrastructure projects.

The movement in **profits from financial transactions**, 125 million Euro (+48.8% compared to the first quarter) was also positive, and benefited, in addition to typical financial market activity, from the placing of structured securities to meet the growing needs of retail clients to combine protection of capital and minimum guaranteed returns with the possibility to benefit from possible improvements in the equity markets.

The contribution from **dividends** from shareholdings and profits from **companies valued at equity**, 136 million Euro, compared to 49 million Euro in the first quarter, was also significant. This important contribution includes the net results of the Group's life companies, the share of the profits of the banks with strategic collaboration arrangements – such as CR Firenze and CR Forlì - as well as dividends from the shareholding portfolio, which are largely due in the second quarter.

In costs, **administrative costs,** 1,177 million Euro, notwithstanding the slight increase compared to the preceding quarter, are in line with the previous year. In particular, personnel costs, 722 million Euro, show an increase of +3.3% on the first quarter largely due to the renewal of the collective employment contract; however, if compared to the second quarter of the previous year, more consistent in terms of contractual arrangements, they fell by approximately 3%. In terms of other administrative costs, the policy of rationalisation and reduction of ordinary charges to make room for new projects, especially aimed at accelerating the processes of integration in course, was continued.

Net provisions and adjustments to loans and financial fixed assets, 157 million Euro, were substantially in line with those of the first quarter, while showing a significant fall compared to the annual and six-month averages of the previous year. The maintenance of a good level of credit quality should be underlined: net **non-performing loans** were 1,420 million Euro, while net **problem loans** were 1,439, respectively 1.1% and 1.2% of the loan portfolio, unchanged on the end of 2001. Net loans to **countries considered at risk** at the end of June were 90 million Euro, down from 114 million Euro at the end of the year.

The financial strength of the Group is confirmed by the **solvency ratios**: at the end of June the Total capital ratio is to be estimated[2] at around 10% and the Tier 1 ratio at around 7%, higher than the limits required by the regulatory authorities and in line with international best practices. The Group attaches great importance to capital strength and is actively involved both at maintaining appropriate levels of capitalisation and in timely acceptance of regulatory developments at international level.

Operating and profit prospects for the rest of 2002 still remain strongly conditional on the performance of the markets. In particular, the prospects for asset management and related commission flow are connected to the trend in the international markets and the possibility of restoring a climate of confidence which is today strongly compromised. The Group is however putting into effect significant actions in products and services which can on the one hand better respond to the needs of savers and on the other allow a reduction in the volatility of commission flows. The other activities of the Group, which represent more than 60% of net interest and other banking income are not influenced directly by market trends, but their future development is linked to the performance of the real economy and interest rates: the results for the quarter, where these elements show some recovery, allow however a cautious optimism. At the same time, all the actions of rationalisation and cost containment to improve operating efficiency without prejudicing investments for development will be pursued.

All the steps related to the **merger of Cardine Banca** into Sanpaolo IMI, with full legal effect on 1 June 2002, were successfully completed in the quarter. Furthermore, the actions to achieve the expected synergies and reap the opportunities offered by the integration were undertaken during the quarter: on the basis of a master plan defined at the beginning of the year, an organisational restructuring of the Group is underway and the priority working groups have been set up. In particular, a strong impulse has been given to the *Macchina Operativa Integrata* (MOI) which will serve all the domestic banking networks and the centralisation of treasury operations, medium- and long-term funding and securities portfolio management, on the basis of a centralised Group finance model, was completed.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Elena Flor	+39 011 555 2639
Rossella Buia	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

[2] *The official solvency ratios will be published, as usual, in the report for the first half*

Reclassified consolidated statement of income

	First half 2002 (€/mil)	First half 2001 pro forma (1) (€/mil)	Change first half 2002 / First half 2001 pro forma (%)	2001 pro forma (1) (€/mil)
NET INTEREST INCOME	1,880	2,002	-6.1	3,959
Net commissions and other net dealing revenues	1,385	1,554	-10.9	3,056
Profits and losses from financial transactions and dividends on shares	209	153	+36.6	300
Profits from companies carried at equity and dividends from shareholdings	185	161	+14.9	228
NET INTEREST AND OTHER BANKING INCOME	3,659	3,870	-5.5	7,543
Administrative costs	-2,297	-2,308	-0.5	-4,647
- personnel	*-1,421*	*-1,452*	*-2.1*	*-2,862*
- other administrative costs	*-744*	*-717*	*+3.8*	*-1,519*
-indirect duties and taxes	*-132*	*-139*	*-5.0*	*-266*
Other operating income, net	171	186	-8.1	353
Adjustments to tangible and intangible fixed assets	-225	-213	+5.6	-479
OPERATING INCOME	1,308	1,535	-14.8	2,770
Adjustments to goodwill and merger and consolidation differences	-84	-80	+5.0	-172
Provisions and net adjustments to loans and financial fixed assets	-313	-372	-15.9	-1,007
INCOME BEFORE EXTRAORDINARY ITEMS	911	1,083	-15.9	1,591
Net extraordinary income	136	209	-34.9	414
INCOME BEFORE TAXES	1,047	1,292	-19.0	2,005
Income taxes for the period	-415	-430	-3.5	-517
Change in reserves for general banking risks	-2	1	n.s.	-6
Income attributable to minority interests	-29	-60	-51.7	-106
NET INCOME	601	803	-25.2	1,376

(1) The pro forma *statements of income are prepared, according to the criteria detailed in the Explanatory Notes of the quarterly report, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.*

The pro forma *statements of income for the first half of 2001 and for 2001, as well as the statement of income for the first half of 2002 are unaudited.*

Quarterly analysis of the reclassified consolidated statement of income

	2002		2001 pro forma (1)				
	2nd quarter	1st quarter pro forma (1)	Quarterly average	4th quarter	3rd quarter	2nd quarter	1st quar
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/n
NET INTEREST INCOME	953	927	990	1,001	956	1,005	[illegible]
Net commissions and other net dealing revenues	688	697	764	776	726	798	[illegible]
Profits and losses from financial transactions and dividends on shares	125	84	75	141	6	81	
Profits from companies carried at equity and dividends from shareholdings	136	49	57	60	7	101	
NET INTEREST AND OTHER BANKING INCOME	1,902	1,757	1,886	1,978	1,695	1,985	[illegible]
Administrative costs	-1,177	-1,120	-1,162	-1,254	-1,085	-1,178	[illegible]
- personnel	*-722*	*-699*	*-716*	*-727*	*-683*	*-744*	[illegible]
- other administrative costs	*-385*	*-359*	*-380*	*-464*	*-338*	*-358*	[illegible]
-indirect duties and taxes	*-70*	*-62*	*-67*	*-63*	*-64*	*-76*	
Other operating income, net	93	78	88	98	69	102	
Adjustments to tangible and intangible fixed assets	-114	-111	-120	-146	-120	-111	[illegible]
OPERATING INCOME	704	604	693	676	559	798	
Adjustments to goodwill and merger and consolidation differences	-43	-41	-43	-50	-42	-41	
Provisions and net adjustments to loans and financial fixed assets	-157	-156	-252	-443	-192	-228	[illegible]
INCOME BEFORE EXTRAORDINARY ITEMS	504	407	398	183	325	529	
Net extraordinary income	80	56	104	38	167	130	
INCOME BEFORE TAXES	584	463	501	221	492	659	
Income taxes for the period	-243	-172	-129	6	-93	-188	[illegible]
Change in reserves for general banking risks	-2	-	-2	-6	-1	1	
Income attributable to minority interests	-15	-14	-27	12	-58	-36	
NET INCOME	324	277	344	233	340	436	

(1) *The quarterly* pro forma *statements of income are prepared, according to the criteria detailed in the Explanatory Notes of the quarterly report,, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.*

The quarterly statements of income are unaudited.

Reclassified consolidated balance sheet

ASSETS	30/6/2002 (€/mil)	30/6/2001 pro forma (1) (€/mil)	Change 30/6/02-30/6/01 pro forma (%)	31/12/2001 pro forma (1) (€/mil)
Cash and deposits with central banks and post offices	1,040	688	+51.2	1,172
Loans	146,395	145,957	+0.3	151,346
- due from banks	*22,496*	*21,340*	*+5.4*	*26,436*
- loans to customers	*123,899*	*124,617*	*-0.6*	*124,910*
Dealing securities	24,985	28,038	-10.9	24,568
Fixed assets	10,592	12,750	-16.9	11,887
- investment securities	*3,563*	*5,286*	*-32.6*	*3,986*
- equity investments	*4,133*	*4,433*	*-6.8*	*4,896*
- intangible fixed assets	*405*	*449*	*-9.8*	*444*
- tangible fixed assets	*2,491*	*2,582*	*-3.5*	*2,561*
Differences arising on consolidation and on application of the equity method	1,124	1,260	-10.8	1,243
Other assets	23,413	24,871	-5.9	23,220
Total assets	207,549	213,564	-2.8	213,436
LIABILITIES				
Payables	166,435	169,456	-1.8	171,285
- due to banks	*29,745*	*38,629*	*-23.0*	*36,482*
- due to customers and securities issued	*136,690*	*130,827*	*+4.5*	*134,803*
Provisions	4,204	5,108	-17.7	4,278
- for taxation	*1,099*	*1,029*	*+6.8*	*1,219*
- for termination indemnities	*990*	*979*	*+1.1*	*955*
- for risks and charges	*1,772*	*1,700*	*+4.2*	*1,761*
- for pensions and similar	*343*	*1,400*	*-75.5*	*343*
Other liabilities	19,936	22,423	-11.1	20,318
Subordinated liabilities	6,178	5,401	+14.4	5,829
Minority interests	437	831	-47.4	793
Shareholders' equity (2)	10,359	10,345	+0.1	10,933
Total liabilities	207,549	213,564	-2.8	213,436

(1) The pro forma *balance sheet data are prepared, according g to the criteria detailed in the Explanatory Notes of the quarterly report, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.*
(2) Reserves are net of own shares held by the Parent Bank, 13,650 at a book value of 136,960 Euro at 30 June 2002.

The pro forma *balance sheet data at 30/6/2001 and 31/12/2001 as well as the balance sheet data at 30/6/2002 are unaudited.*